UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                            (Amendment No. 3)*

            Therapeutic Discovery Corporation (TDCA)

                             (Name of Issuer)

           Class A Common Stock, par value $.01 per share


                      (Title of Class of Securities)

                           CUSIP No. 883376105
                              (CUSIP Number)

                             Thomas F. Steyer
                    Farallon Capital Management, L.L.C.
                      One Maritime Plaza, Suite 1325
                     San Francisco, California  94111
                              (415) 421-2132

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                            July 15, 1996

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D
CUSIP No. 883376105

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*
     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     224,100

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     224,100

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     224,100

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     2.9%

14   Type of Reporting Person*

     PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No. 883376105

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Institutional Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*
     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

Number of Shares Beneficially Owned By Each Reporting
Person

7    With Sole Voting Power

     -0-

8    Shared Voting Power

     249,600

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     249,600

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     249,600

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     3.2%

14   Type of Reporting Person*

     PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No. 883376105

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Institutional Partners II, L.P.

2    Check the Appropriate Box if a Member of a Group*
     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     156,700

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     156,700

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     156,700

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     2.0%

14   Type of Reporting Person*

     PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No. 883376105

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Tinicum Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*
     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     New York

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     46,200

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     46,200

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     46,200

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0.6%

14   Type of Reporting Person*

     PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No. 883376105

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Management, Inc.

2    Check the Appropriate Box if a Member of a Group*
     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     -0-

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     -0-

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     -0-

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0%

14   Type of Reporting Person*

     CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No. 883376105

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Management, L.L.C.

2    Check the Appropriate Box if a Member of a Group*
     (a)
     (b)  /x/

3    SEC Use Only

4    Source of Funds*

     00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     87,500

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     87,500

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     87,500

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     1.1%

14   Type of Reporting Person*

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No. 883376105

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Partners, L.L.C.

2    Check the Appropriate Box if a Member of a Group*
     (a)
     (b)  /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     676,600

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     676,600

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     676,600

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     8.7%

14   Type of Reporting Person*

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No. 883376105

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     David I. Cohen

2    Check the Appropriate Box if a Member of a Group*
     (a)
     (b)  /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     South Africa

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     764,100

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     764,100

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     764,100

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     9.8%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No. 883376105

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Joseph F. Downes

2    Check the Appropriate Box if a Member of a Group*
     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     764,100

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     764,100

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     764,100

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     9.8%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No. 883376105

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Fleur E. Fairman

2    Check the Appropriate Box if a Member of a Group*
     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     676,600

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     676,600

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     676,600

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     8.7%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No. 883376105

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Jason M. Fish

2    Check the Appropriate Box if a Member of a Group*
     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     764,100

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     764,100

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     764,100

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13  Percent of Class Represented by Amount in Row (11)

    9.8%

14  Type of Reporting Person*

    IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No. 883376105

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Andrew B. Fremder

2    Check the Appropriate Box if a Member of a Group*
     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     764,100

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     764,100

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     764,100

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     9.8%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No. 883376105

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     William F. Mellin

2    Check the Appropriate Box if a Member of a Group*
     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     764,100

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     764,100

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     764,100

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     9.8%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No. 883376105

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Stephen L. Millham

2    Check the Appropriate Box if a Member of a Group*
     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     764,100

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     764,100

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     764,100

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     9.8%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              SCHEDULE 13D

CUSIP No. 883376105

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Meridee A. Moore

2    Check the Appropriate Box if a Member of a Group*
     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     764,100

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     764,100

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     764,100

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     9.8%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No. 883376105

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Eric M. Ruttenberg

2    Check the Appropriate Box if a Member of a Group*
     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     -0-

9    Sole Dispositive Power

    -0-

10   Shared Dispositive Power

     -0-

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     -0-

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No. 883376105

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Thomas F. Steyer

2    Check the Appropriate Box if a Member of a Group*
     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     764,100

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     764,100

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     764,100

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13  Percent of Class Represented by Amount in Row (11)

    9.8%

14  Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 3 to Schedule 13D amends the
Schedule 13D initially filed on August 13, 1993 (collec-tively, with all amendments thereto, the "Schedule 13D") and reports a recent reorganization of beneficial owner-ship of certain of the Reporting Persons. This Amendment
No. 3 constitutes an initial statement for newly-formed entities, as more fully set forth herein.

Item 1.  Security and Issuer

     Item 1 as reported on Schedule 13D is hereby amended and restated in its entirety as follows:

     This statement relates to the Class A Common Stock, par value $.01 per share (the "Therapeutic Common Stock" or the "Shares") of Therapeutic Discovery Corporation
(the "Company"). The Therapeutic Common Stock formerly traded as a unit with ALZA Corporation warrants. As of June 11, 1996, the Therapeutic Common Stock began trading separately from the ALZA warrants on the NASDAQ Stock
Market. The Company's principal executive offices are located at 1375 California Avenue, P.O. Box 10051, Palo
Alto, California 94303-0806.

Item 2.  Identity and Background

     Item 2 as reported on Schedule 13D is hereby amended and restated in its entirety as follows:

     (a)  This statement is filed by:  (i) Farallon
Capital Partners, L.P., a California limited partnership
("FCP"), with respect to the shares of Therapeutic Common
Stock held by it; (ii) Farallon Capital Institutional
Partners, L.P., a California limited partnership
("FCIP"), with respect to the shares of Therapeutic
Common Stock held by it:  (iii) Farallon Capital Institu-
tional Partners II, L.P., a California limited partner-
ship ("FCIP II"), with respect to the shares of Therapeu-
tic Common Stock held by it; (iv)

PAGE

Tinicum Partners, L.P., a New York limited partnership
("Tinicum"), with respect to the shares of Therapeutic
Common Stock held by it; (v) Farallon Capital Management,
Inc., a Delaware corporation; (vi) Farallon Capital
Management, L.L.C., a Delaware limited liability company
("FCMLLC"), with respect to the shares of Therapeutic
Common Stock held by Farallon Capital Offshore Investors,
Inc., a British Virgin Islands corporation ("Offshore") and certain other accounts managed by FCMLLC (together with Offshore, the "Managed Accounts"); (vii) Farallon
Partners, L.L.C., a Delaware limited liability company
("FPLLC") with respect to the shares of Therapeutic
Common Stock held by each of the entities named in (i) through (iv) above; (viii) each of David I. Cohen
("Cohen"), Joseph F. Downes ("Downes"), Jason M. Fish
("Fish"), Andrew B. Fremder ("Fremder"), William F.
Mellin ("Mellin"), Stephen L. Millham ("Millham"),
Meridee A. Moore ("Moore") and Thomas F. Steyer
("Steyer"), with respect to the shares of Therapeutic
Common Stock held by each of the entities named in (i) through (iv) and (vi) above; (ix) Fleur E. Fairman
("Fairman") with respect to the shares of Therapeutic
Common Stock held by each of the entities named in (i) through (iv) above; and (x) Eric M. Ruttenberg
("Ruttenberg").

     As of April 1, 1996, FCMLLC succeeded Farallon
Capital Management, Inc. as investment adviser to the Managed Accounts. As a result of the assumption of investment management authority by FCMLLC, Farallon
Capital Management, Inc. is no longer deemed a "benefi-cial owner" of any shares of Therapeutic Common Stock.
As of April 1, 1996, FPLLC succeeded Messrs. Steyer,
Cohen, Downes, Fish, Mellin, and Ruttenberg, and Mdmes.
Fairman and Moore as General Partner of each of FCP, FCIP, FCIP II and Tinicum (together, the "Partnerships").
Because Mr. Ruttenberg is neither a General Partner of the Partnerships nor a managing member of either FPLLC or

FCMLLC, he is no longer deemed a "beneficial owner" of any of the shares of Therapeutic Common Stock. The name, principal business, state of incorporation, executive officers, directors and controlling persons of FCMLLC and FPLLC, are set forth on Annex 1 hereto. The ownership of the shares of Therapeutic Common Stock reported hereby for FCP, FCIP, FCIP II, Tinicum and the Managed Accounts are owned directly by such entities. Each of Cohen, Downes, Fish, Fremder, Mellin, Millham, Moore and Steyer may be deemed, as managing members of FPLLC and FCMLLC, to be the beneficial owners of all such shares of Therapeutic Common Stock, each of FPLLC and Fairman, as a managing member of FPLLC, may be deemed to the benefi-cial owners of all such shares of Therapeutic Common
Stock other than the shares owned by the Managed Ac-counts, and FCMLLC may be deemed to be the beneficial owner of all such shares of Therapeutic Common Stock owned by the Managed Accounts. Each of FCMLLC, FPLLC,
Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham,
Moore and Steyer hereby disclaim any beneficial ownership of any such shares of Therapeutic Common Stock.

     (b) The address of the principal business and principal office of (i) the Partnerships, FCMLLC and FPLLC is One Maritime Plaza, Suite 1325, San Francisco,
California  94111, and (ii) Offshore is CITCO Building,
Wickhams Cay, P.O. Box 662, Road Town, Tortola, British
Virgin Islands.

     (c) The principal business of each of the Partner-ships and Offshore is that of a private investment fund engaging in the purchase and sale of securities for its own account. The principal business of FPLLC is to act as General Partner of the Partnerships. The principal business of FCMLLC is that of a registered investment adviser.
PAGE

     (d) None of the Partnerships, FCMLLC, FPLLC or any of the persons listed on Annex 1 hereto has, during the last five years, been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors).

     (e) None of the Partnerships, FCMLLC, FPLLC or any of the persons listed on Annex 1 hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consider-ation.

     Item 3 as reported on the Schedule 13D is hereby amended and restated in its entirety as follows:

     The net investment cost (including commissions) is $2,034,000 for the 224,100 shares of Therapeutic Common
Stock held by FCP, $2,264,488 for the 249,600 shares of Therapeutic Common Stock held by FCIP, $1,428,800 for the
156,700 shares of Therapeutic Common Stock held by FCIP
II, $420,245 for the 46,200 shares of Therapeutic Common
Stock held by Tinicum and $795,567 for the 87,500 shares of Therapeutic Common Stock held by the Managed Accounts.

The consideration was obtained from the working capital of each respective entity (in the case of the Partner-ships), or the working capital of the Managed Accounts.

     The shares of Therapeutic Common Stock held by FCP,
FCIP, FCIP II, Tinicum and the Managed Accounts are held in their respective margin accounts. Such margin accounts are maintained at Goldman Sachs & Co. and may from time to time have debit balances. Because other securities are held in the margin accounts, it is not possible to
PAGE
determine the amounts, if any, of margin used with respect to the shares of Therapeutic Common Stock pur-chased and sold. Currently, the interest rate charged on such margin accounts is the broker call rate plus 0.5% per annum.

Item 5.  Interest in Securities of the Issuer.

     Item 5 as reported on the Schedule 13D is hereby amended and restated in its entirety as follows:

     A.   Farallon Capital Partners, L.P.

          (a)(b)  The information set forth in Rows 7, 8,
9, 10, 11 and 13 of the cover page hereto for FCP is
incorporated herein by reference.   The percentage amount
set forth in Row 13 of such cover page and of each other cover page filed herewith is calculated based upon the 7,734,424 shares of Therapeutic Common Stock reported by the Company to be outstanding as of May 1, 1996.

          (c)  The trading dates, number of shares of
Therapeutic Common Stock purchased or sold and the price per share for all transactions in the shares of Therapeu-tic Common Stock in the last 60 days are set forth on Schedule A hereto and are incorporated herein by refer-ence. All of such transactions were open-market transac-tions.

          (d)  The General Partner has the power to
direct the affairs of FCP, including decisions regarding the disposition of the proceeds from the sale of the shares of Therapeutic Common Stock.

          (e)  Not applicable.

     B.   Farallon Capital Institutional Partners, L.P.

          (a), (b)  The information set forth in Rows 7,
8, 9, 10, 11 and 13 of the cover page hereto for FCIP is incorporated herein by reference.

          (c)  The trading dates, number of shares of
Therapeutic Common Stock purchased or sold and the price per share for all transactions in the shares of Therapeu-tic Common Stock in the last 60 days are set forth on Schedule B hereto and are incorporated herein by refer ence. All of such transactions were open-market transac-tions.
PAGE

          (d)  The General Partner has the power to
direct the affairs of FCIP, including decisions regarding the disposition of the proceeds from the sale of the shares of Therapeutic Common Stock.

          (e)  Not applicable.

     C.   Farallon Capital Institutional Partners II,
L.P.

          (a), (b)  The information set forth in Rows 7,
8, 9, 10, 11 and 13 of the cover page hereto for FCIP II is incorporated herein by reference.

          (c)  The trading dates, number of shares of
Therapeutic Common Stock purchased or sold and the price per share for all transactions in the shares of Thera-peutic Common Stock in the last 60 days are set forth on Schedule C hereto and are incorporated herein by refer ence. All of such transactions were open-market transac-tions.

          (d)  The General Partner has the power to
direct the affairs of FCIP II, including decisions regarding the disposition of the proceeds from the sale of the shares of Therapeutic Common Stock.

          (e)  Not applicable.

     D.   Tinicum Partners, L.P.

          (a), (b)  The information set forth in Rows 7,
8, 9, 10, 11 and 13 of the cover page hereto for Tinicum is incorporated herein by reference.

          (c)  The trading dates, number of shares of
Therapeutic Common Stock purchased or sold and the price per share for all transactions in the shares of Therapeu-tic Common Stock in the last 60 days are set forth on Schedule D hereto and are incorporated herein by refer-ence. All of such transactions were open-market transac-tions.

          (d)  The General Partner has the power to
direct the affairs of Tinicum, including decisions regarding the disposition of the proceeds from the sale of the shares of Therapeutic Common Stock.

          (e)  Not applicable.

     E.   Farallon Capital Management, Inc.

          (a), (b)  The information set forth in Rows 7,
8, 9, 10, 11 and 13 of the cover page hereto for Farallon
Capital Management, Inc. is incorporated herein by reference.
PAGE

          (c)  None.

          (d)  None.

          (e)  April 1, 1996.

     F.   Farallon Capital Management, L.L.C.

          (a), (b)  The information set forth in Rows 7,
8, 9, 10, 11 and 13 of the cover page hereto for FCMLLC is incorporated herein by reference.

          (c)  The trading dates, number of shares of
Therapeutic Common Stock purchased or sold and the price per share for all transactions in the shares of Therapeu-tic Common Stock by the Managed Accounts in the last 60 days are set forth on Schedule E hereto and are incorpo-rated herein by reference. All of such transactions were open-market transactions.

          (d) FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of the shares of Therapeutic Common Stock held by the Managed Accounts. Mr. Steyer is the senior managing member of FCMLLC, and Messrs. Cohen, Downes, Fish,
Fremder, Millham, and Mellin and Ms. Moore are managing members of FCMLLC.

          (e)  Not applicable.

     G.   Farallon Partners, L.L.C.

          (a), (b) The information set forth in rows 7, 8, 9, 10, 11, and 13 of the cover page hereto for FPLLC is incorporated herein by reference.

          (c)  None.

          (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the shares of Therapeutic Common Stock. Mr. Steyer is the senior managing member of FPLLC, and Messrs. Cohen, Downes, Fish, Fremder, Mellin and Millham and Mdmes. Fairman and
Moore are managing members of FPLLC.

          (e)  Not applicable.
PAGE

     H.   David I. Cohen

          (a), (b)  The information set forth in Rows 7,
8, 9, 10, 11 and 13 of the cover page hereto for Cohen is incorporated herein by reference.

          (c)  None.

          (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the shares of Therapeutic Common Stock. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of shares of Therapeutic Common
Stock held by the Managed Accounts. Mr. Cohen is a managing member of FCMLLC and FPLLC.

          (e)  Not applicable.

     I.   Joseph F. Downes

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Downes is incorporated herein by reference.

          (c)  None.

          (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the shares of Therapeutic Common Stock. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of shares of Therapeutic Common
Stock held by the Managed Accounts. Mr. Downes is a managing member of FCMLLC and FPLLC.

          (e)  Not applicable.

     J.   Fleur E. Fairman

          (a), (b)  The information set forth in Rows 7,
8, 9, 10, 11 and 13 of the cover page hereto for Fairman is incorporated herein by reference.

          (c)  None.

          (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from
PAGE
the sale of the shares of Therapeutic Common Stock.  Ms.
Fairman is a managing member of FPLLC.

          (e)  Not applicable.

     K.   Jason M. Fish

          (a), (b)  The information set forth in Rows 7,
8, 9, 10, 11 and 13 of the cover page hereto for Fish is incorporated herein by reference.

          (c)  None.

          (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the shares of Therapeutic Common Stock. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of shares of Therapeutic Common
Stock held by the Managed Accounts. Mr. Fish is a managing member of FCMLLC and FPLLC.

          (e)  Not applicable.

     L.   Andrew B. Fremder

          (a), (b)  The information set forth in Rows 7,
8, 9, 10, 11 and 13 of the cover page hereto for Fremder is incorporated herein by reference.

          (c)  None.

          (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the shares of Therapeutic Common Stock. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of shares of Therapeutic Common
Stock held by the Managed Accounts. Mr. Fremder is a managing member of FCMLLC and FPLLC.

          (e)  Not applicable.

     M.   William F. Mellin

          (a), (b)  The information set forth in Rows 7,
8, 9, 10, 11 and 13 of the cover page hereto for Mellin is incorporated herein by reference.
PAGE

          (c)  None.

          (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the shares of Therapeutic Common Stock. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of shares of Therapeutic Common
Stock held by the Managed Accounts. Mr. Mellin is a managing member of FCMLLC and FPLLC.

          (e)  Not applicable.

     N.   Stephen L. Millham

          (a), (b)  The information set forth in Rows 7,
8, 9, 10, 11 and 13 of the cover page hereto for Millham is incorporated herein by reference.

          (c)  None.

          (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the shares of Therapeutic Common Stock. FCMLLC as an investment adviser, has the power to direct the disposition of the proceeds from the sale of shares of Therapeutic Common
Stock held by the Managed Accounts. Mr. Millham is a managing member of FCMLLC and FPLLC.

          (e)  Not applicable.

     O.   Meridee A. Moore

          (a), (b)  The information set forth in Rows 7,
8, 9, 10, 11 and 13 of the cover page hereto for Moore is incorporated herein by reference.

          (c)  None.

          (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the shares of Therapeutic Common Stock. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of shares of Therapeutic Common
Stock held by the Managed Accounts. Ms. Moore is a managing member of FCMLLC and FPLLC.

          (e)  Not applicable.
PAGE

     P.   Eric M. Ruttenberg

          (a), (b)  The information set forth in Rows 7,
8, 9, 10, 11 and 13 of the cover page hereto for Ruttenberg is incorporated herein by reference.

          (c)  None.

          (d)  None.

          (e)  April 1, 1996.

     Q.   Thomas F. Steyer

          (a), (b)  The information set forth in Rows 7,
8, 9, 10, 11 and 13 of the cover page hereto for Steyer is incorporated herein by reference.

          (c)  None.

          (d)  FPLLC as the General Partner has the power
to direct the affairs of the Partnerships, including the
disposition of the proceeds from the sale of the shares
of Therapeutic Common Stock.   FCMLLC, as an investment
adviser, has the power to direct the disposition of the proceeds from the sale of the shares of Therapeutic
Common Stock held by the Managed Accounts. Mr. Steyer is the senior managing member of FCMLLC and FPLLC.

          (e)  Not applicable.

     The ownership of the shares of Therapeutic Common
Stock reported hereby for FCP, FCIP, FCIP II, Tinicum and the Managed Accounts are owned directly by such entities.

Each of Cohen, Downes, Fremder, Fish, Mellin, Millham,
Moore and Steyer may be deemed, as managing members of FPLLC and FCMLLC, to be the beneficial owners of all such shares of Therapeutic Common Stock, each of FPLLC and Fairman, as a managing member of FPLLC, may be deemed to the beneficial owners of all such shares of Therapeutic
Common Stock other than the shares owned by the Managed
Accounts, and FCMLLC may be deemed to be the beneficial owner of all such shares of Therapeutic Common Stock owned by the Managed Accounts. Each of FCMLLC, FPLLC,
Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham,
Moore and Steyer hereby disclaim any beneficial ownership of any such shares of Therapeutic Common Stock.
PAGE

Item 7.  Materials to be Filed as Exhibits.

     There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.

PAGE

                     SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 23, 1996


                    /S/ THOMAS F. STEYER
                    ____________________________________
                    FARALLON PARTNERS, L.L.C., on its
                    own behalf and as General Partner of
                    FARALLON CAPITAL PARTNERS, L.P.,
                    FARALLON CAPITAL INSTITUTIONAL
                    PARTNERS, L.P., FARALLON CAPITAL
                    INSTITUTIONAL PARTNERS, II, L.P., and
                    TINICUM PARTNERS, L.P.
                    By Thomas F. Steyer,
                    Senior Managing Member


                    /S/ THOMAS F. STEYER
                    ____________________________________
                    FARALLON CAPITAL MANAGEMENT, L.L.C.
                    By Thomas F. Steyer,
                    Senior Managing Member

                    /S/ THOMAS F. STEYER
                    ____________________________________

                    FARALLON CAPITAL MANAGEMENT, Inc.
                    By Thomas F. Steyer, Chairman

                    /S/ THOMAS F. STEYER
                    ____________________________________
                    Thomas F. Steyer, individually and as
                    attorney-in-fact for each of David I.

                    Cohen, Joseph F. Downes, Fleur E.
                    Fairman, Jason M. Fish, Andrew B.
                    Fremder, William F. Mellin, Stephen
                    L. Millham, Meridee A. Moore, and
                    Eric M. Ruttenberg.

PAGE

ANNEX 1

     Set forth below, with respect to each managing member of the General Partner of FCIP, FCIP II, FCP and
Tinicum, is the following: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.
The following is set forth below with respect to Farallon
Capital Management, L.L.C. and Farallon Partners, L.L.C.:
(a) name; (b) address; (c) principal business; (d) state of organization; (e) controlling persons.

1.    (a)    Farallon Capital Management, L.L.C.
      (b)    c/o Farallon Capital Management, L.L.C.
             One Maritime Plaza, Suite 1325
             San Francisco, CA  94111
      (c)    Serves as investment adviser to various
managed accounts.
      (d)    Delaware limited liability company
      (e)    Managing Members: Thomas F. Steyer, Senior
Managing Member, David I. Cohen, Joseph H. Downes, Jason
M. Fish, Andrew B. Fremder, William F. Mellin, Stephen L.
Millham and Meridee A. Moore, Managing Members.

2.    (a)    Farallon Partners, L.L.C.
      (b)    One Maritime Plaza, Suite 1325
             San Francisco, CA  94111
      (c)    Serves as general partner to investment
partnerships
      (d)    Delaware limited liability company
      (e)    Managing Members:  Thomas F. Steyer, Senior
Managing Member, David I. Cohen, Joseph H. Downes, Fleur
E. Fairman, Jason M. Fish, Andrew B. Fremder, William F.
Mellin, Stephen L. Millham and Meridee A. Moore, Managing
Members.

3.    (a)    David I. Cohen
      (b)    c/o Farallon Capital Management, L.L.C.
             One Maritime Plaza, Suite 1325
             San Francisco, CA  94111
      (c)    Managing Member of Farallon Partners,
L.L.C.; Managing Member of Farallon Capital Management,
L.L.C.
      (d)    South African Citizen

4.    (a)    Joseph F. Downes
      (b)    c/o Farallon Capital Management, L.L.C.
             One Maritime Plaza, Suite 1325
             San Francisco, CA  94111
      (c)    Managing Member of Farallon Partners,
L.L.C.; Managing Member of Farallon Capital Management,
L.L.C.
      (d)    United States Citizen
PAGE

5.    (a)    Fleur E. Fairman
      (b)    993 Park Avenue
             New York, New York  10028
      (c)    Managing Member of Farallon Partners,
             L.L.C.
      (d)    United States Citizen

6.    (a)    Jason M. Fish
      (b)    c/o Farallon Capital Management, L.L.C.
             One Maritime Plaza, Suite 1325
             San Francisco, CA  94111
      (c)    Managing Member of Farallon Partners,
L.L.C.; Managing Member of Farallon Capital Management,
L.L.C.
      (d)    United States Citizen

7.    (a)    Andrew B. Fremder
      (b)    c/o Farallon Capital Management, L.L.C.
             One Maritime Plaza, Suite 1325
             San Francisco, CA  94111
      (c)    Managing Member of Farallon Partners,
L.L.C.; Managing Member of Farallon Capital Management,
L.L.C.
      (d)    United States Citizen

8.    (a)    William F. Mellin
      (b)    c/o Farallon Capital Management, L.L.C.
             One Maritime Plaza, Suite 1325
             San Francisco, CA  94111
      (c)    Managing Member of Farallon Partners,
L.L.C.; Managing Member of Farallon Capital Management,
L.L.C.
      (d)    United States Citizen

9.    (a)    Stephen L. Millham
      (b)    c/o Farallon Capital Management, L.L.C.
             One Maritime Plaza, Suite 1325
             San Francisco, CA  94111
      (c)    Managing Member of Farallon Partners,
L.L.C.; Managing Member of Farallon Capital Management,
L.L.C.
      (d)    United States Citizen

10.   (a)    Meridee A. Moore
      (b)    c/o Farallon Capital Management, L.L.C.
             One Maritime Plaza, Suite 1325
             San Francisco, CA  94111
      (c)    Managing Member of Farallon Partners,
L.L.C.; Managing Member of Farallon Capital Management,
L.L.C.
      (d)    United States Citizen
PAGE

11.   (a)    Thomas F. Steyer
      (b)    c/o Farallon Capital Management, L.L.C.
             One Maritime Plaza, Suite 1325
             San Francisco, CA  94111
      (c)    Senior Managing Member of Farallon Partners,
L.L.C.; Senior Managing Member of Farallon Capital
Management, L.L.C.
      (d)    United States Citizen

              JOINT ACQUISITION STATEMENT
              PURSUANT TO RULE 13D-(f)(1)

     The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amend-ments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  July 23, 1996

                    /S/ THOMAS F. STEYER
                    ____________________________________
                    FARALLON PARTNERS, L.L.C., on its
                    own behalf and as General Partner of
                    FARALLON CAPITAL PARTNERS, L.P.,
                    FARALLON CAPITAL INSTITUTIONAL
                    PARTNERS, L.P., FARALLON CAPITAL
                    INSTITUTIONAL PARTNERS, II, L.P., and
                    TINICUM PARTNERS, L.P.
                    By Thomas F. Steyer,
                    Senior Managing Member

                    /S/ THOMAS F. STEYER
                    ____________________________________
                    FARALLON CAPITAL MANAGEMENT, L.L.C.
                    By Thomas F. Steyer,
                    Senior Managing Member

                    /S/ THOMAS F. STEYER
                    ____________________________________

                    FARALLON CAPITAL MANAGEMENT, Inc.
                    By Thomas F. Steyer, Chairman

                    /S/ THOMAS F. STEYER
                    ____________________________________
                    Thomas F. Steyer, individually and as
                    attorney-in-fact for each of David I.
                    Cohen, Joseph F. Downes, Fleur E.
                    Fairman, Jason M. Fish, Andrew B.
                    Fremder, William F. Mellin, Stephen
                    L. Millham, Meridee A. Moore, and
                    Eric M. Ruttenberg.

PAGE

                      SCHEDULE A

           FARALLON CAPITAL PARTNERS, L.P.


                    NO. OF SHARES            PRICE
TRADE DATE          PURCHASED                PER SHARE
                                             (including
                                             commission)

07/12/96                 1,800               $8.25

07/15/96                 1,500               $8.42

07/17/96                 3,600               $8.625

07/19/96                 1,800               $8.50

07/22/96                 3,700               $8.50


PAGE

                      SCHEDULE B


    FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.


                    NO. OF SHARES            PRICE
TRADE DATE          PURCHASED                PER SHARE
                                             (including
                                             commission)

07/12/96                 2,300               $8.25

07/15/96                 1,500               $8.42

07/17/96                 4,400               $8.625

07/19/96                 2,200               $8.50

07/22/96                 4,400               $8.50

PAGE

                      SCHEDULE C


   FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.


                    NO. OF SHARES            PRICE
TRADE DATE          PURCHASED                PER SHARE
                                             (including
                                             commission)


07/12/96                 200                 $8.25

07/17/96                 400                 $8.625

07/19/96                 200                 $8.50

07/22/96                 400                 $8.50

                      SCHEDULE D


                TINICUM PARTNERS, L.P.


                    NO. OF SHARES            PRICE
TRADE DATE          PURCHASED                PER SHARE
                                             (including
                                             commission)


07/12/96                 200                 $8.25

07/17/96                 500                 $8.625

07/19/96                 300                 $8.50

07/22/96                 500                 $8.50

PAGE

                      SCHEDULE E


          FARALLON CAPITAL MANAGEMENT, L.L.C.


                    NO. OF SHARES            PRICE
TRADE DATE          PURCHASED                PER SHARE
                                             (including
                                             commission)

07/12/96                 200                 $8.25

07/17/96                 400                 $8.625

07/19/96                 200                 $8.50

07/22/96                 400                 $8.50

07/12/96                 200                 $8.25

07/17/96                 400                 $8.625

07/19/96                 100                 $8.50

07/22/96                 200                 $8.50

07/12/96                 200                 $8.25

07/17/96                 400                 $8.625

07/19/96                 200                 $8.50

07/22/96                 400                 $8.50

07/17/96                 100                 $8.625